 Index

Item 8 - Consolidated Financial Statements

Encore Capital Group, Inc.

Consolidated Financial Statements

Years ended December 31, 2000, 2001 and 2002

Index

Report of Independent Auditors

The Board of Directors and Stockholders
Encore Capital Group, Inc.

We have audited the accompanying consolidated statements of financial condition of Encore Capital Group, Inc., previously known as MCM Capital Group, Inc., and its subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit) and cash flows for each of the years in the two year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Encore Capital Group, Inc. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Costa Mesa, California
February 18, 2003, except
for Note 16 as to which the
date is March 25, 2003

Index

Report of Independent Auditors

The Board of Directors and Stockholders
Encore Capital Group, Inc.

We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Encore Captial Group, Inc., (formerly known as MCM Capital Group, Inc.) and its subsidiaries (the “Company”) for year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Encore Capital Group, Inc. and its subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Kansas City, Missouri
February 2, 2001

Index

Encore Capital Group, Inc.

Consolidated Statements of Financial Condition
(In Thousands, Except Par Value Amounts)

	December 31
	2001	2002
Assets
Cash	$ 1,412	$ 752
Restricted cash (Note 1)	3,053	3,105
Investment in receivable portfolios, net (Notes 4 and 5)	47,001	64,168
Retained interest in securitized receivables (Note 5)	17,926	8,256
Property and equipment, net (Note 6)	5,244	3,541
Deferred tax assets, net (Note 8)	–	6,813
Other assets	3,075	3,339

Total assets	$ 77,711	$ 89,974
Liabilities and stockholders' equity (deficit)
Accounts payable and accrued liabilities (Notes 7)	$ 7,240	$ 10,688
Accrued profit sharing arrangement (Notes 7)	2,378	11,180
Income tax payable (Notes 8)	–	531
Notes payable and other borrowings (Note 7)	69,215	47,689
Capital lease obligations (Note 9)	1,236	344

Total liabilities	80,069	70,432

Commitments and contingencies (Notes 9, 11, 14 and 16)

Stockholders' equity (deficit) (Notes 2, 5, 10, 12, and 13):
Preferred stock, $.01 par value, 5,000 shares authorized, zero shares and 1,000 shares issued and outstanding at
December 31, 2001 and December 31, 2002 respectively
(Liquidation value of $16,000 at December 31, 2002)	–	10
Common stock, $.01 par value, 50,000 shares authorized, and
7,161 shares issued and 7,411 shares issued and outstanding at
December 31, 2001 and December 31, 2002, respectively	72	74
Additional paid-in capital	22,111	31,479
Accumulated deficit	(25,737)	(12,388)
Accumulated other comprehensive income	1,196	367

Total stockholders' equity (deficit)	(2,358)	19,542

Total liabilities and stockholders' equity (deficit)	$ 77,711	$ 89,974

See accompanying notes to consolidated financial statements.

Index

Encore Capital Group, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(In Thousands, Except Per Share Amounts)

	Years ended December 31,
	2000	2001	2002
Revenues:
Income from receivable portfolios	$15,434	$32,581	$80,961
Income from retained interest	11,679	9,806	5,707
Servicing fees and other related income	9,447	5,458	3,712

Total revenues	36,560	47,845	90,380

Operating expenses:
Salaries and employee benefits	23,423	27,428	35,137
Other operating expenses	6,211	5,708	7,934
Collection legal costs	129	5,457	11,028
General and administrative expense	5,458	5,750	6,314
Restructuring charges (Note 3)	1,388	–	–
Provision for portfolio losses (Note 4)	20,886	–	1,049
Depreciation and amortization (Note 6)	2,154	2,481	2,453

Total operating expenses	59,649	46,824	63,915

Income (loss) before other income (expense)
and income taxes	(23,089)	1,021	26,465
Other income (expense):
Interest expense (Notes 7 and 9)	(7,829)	(10,945)	(18,592)
Other income (expense)	(69)	208	213

Total other expense	(7,898)	(10,737)	(18,379)

Income (loss) before income taxes	(30,987)	(9,716)	8,086
Provision for (benefit from) income
taxes (Note 8)	(7,257)	1,149	(5,703)

Net Income (loss)	(23,730)	(10,865)	13,789

Other comprehensive income (loss):
Increase in unrealized gain on non-qualified
deferred compensation plan assets	–	–	39
Decrease in unrealized gain on retained
interest in securitized receivables, net of
tax	(1,400)	(1,725)	(868)

Comprehensive income (loss)	$(25,130)	$(12,590)	$12,960

Earnings (loss) per share - Basic (Note 13)	$(3.20)	$(1.52)	$1.82

Earnings (loss) per share - Diluted (Note 13)	$(3.20)	$(1.52)	$0.84

Shares used for computation (in thousands):
Basic (Note 13)	7,421	7,161	7,339

Diluted (Note 13)	7,421	7,161	16,459

See accompanying notes to consolidated financial statements.

Index

Encore Capital Group, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)
(In Thousands)

								Retained	Accumulated
	Common Stock		Treasury	Stock	Preferred	Stock	Additional	Earnings	Other
							Paid-In	(Accumulated	Comprehensive
	Shares	Par	Shares	Cost	Shares	Cost	Capital	Deficit)	Income	Total

Balance at December 31, 1999	7,191	$72	–	$–	–	$–	$19,777	$8,858	$4,321	$33,028
Net loss	–	–	–	–	–	–	–	(23,730)	–	(23,730)
Other comprehensive loss - unrealized
loss (Note 5)	–	–	–	–	–	–	–	–	(1,400)	(1,400)
Issuance of common stock warrants
(Note 10)	–	–	–	–	–	–	1,634	–	–	1,634
Treasury Stock	–	–	430	(128)	–	–	–	–	–	(128)
Issuance of common stock (Note 3)	400	4	–	–	–	–	671	–	–	675

Balance at December 31, 2000	7,591	76	430	(128)	–	–	22,082	(14,872)	2,921	10,079
Net loss	–	–	–	–	–	–	–	(10,865)	–	(10,865)
Other comprehensive loss - unrealized
loss (Note 5)	–	–	–	–	–	–	–	–	(1,725)	(1,725)
Issuance of common stock warrants
(Note 10)	–	–	–	–	–	–	153	–	–	153
Treasury stock cancellation	(430)	(4)	(430)	128	–	–	(124)	–	–	–

Balance at December 31, 2001	7,161	72	–	–	–	–	22,111	(25,737)	1,196	(2,358)
Net Income	–	–	–	–	–	–	–	13,789	–	13,789
Other comprehensive loss - unrealized
loss (Note 5)	–	–	–	–	–	–	–	–	(829)	(829)
Net proceeds from issuance of
Preferred Stock (Note 2)	–	–	–	–	1,000	10	4,578	–	–	4,588
Preferred dividends		–	–	–	–	–	–	(440)	–	(440)
Forgiveness of debt, net (Note 2)	–	–	–	–	–	–	4,665	–	–	4,665
Issuance of common stock warrants
(Note 10)	–	–	–	–	–	–	125	–	–	125
Exercise of common stock warrants
(Note 10)	250	2	–	–	–	–	–	–	–	2

Balance at December 31, 2002	7,411	$74	–	$–	1,000	$10	$31,479	$(12,388)	$367	$19,542

See accompanying notes to consolidated financial statements.

Index

Encore Capital Group, Inc.

Consolidated Statements of Cash Flows
(In Thousands)

	Years ended December 31,
	2000	2001	2002
Operating activities
Gross Collections	$66,117	$83,051	$148,808
Less:
Amounts collected on behalf of third parties	(29,083)	(12,963)	(10,494)
Amounts applied to principal on receivable
portfolios	(15,918)	(16,398)	(43,423)
Amounts applied to principal of securitization 98-1	–	–	(7,808)
Servicing fees	8,017	5,398	3,712
Operating Expenses
Salaries and employee benefits	(22,649)	(27,315)	(32,909)
Other operating expenses	(10,841)	(6,096)	(7,228)
Collection legal costs	(129)	(5,457)	(11,028)
General and administrative	(5,380)	(6,162)	(6,707)
Restructuring charges	(1,388)	–	–
Interest payments	(5,207)	(4,817)	(8,392)
Other income and expense	159	197	211
(Increase) decrease in restricted cash	471	(585)	(52)

Net cash provided by (used in) operating activities	(15,831)	8,853	24,690

Investing activities
Purchases of receivable portfolios	(4,433)	(39,030)	(62,525)
Collections applied to principal of receivable portfolios	15,918	16,398	43,423
Collections applied to principal of securitization 98-1	–	–	7,808
Proceeds from put-backs of receivable portfolios	706	1,150	882
Cash acquired in acquisition of assets from West Capital	10	–	–
Proceeds from the sale of property and equipment	984	137	3
Purchases of property and equipment	(786)	(428)	(749)

Net cash provided by (used in) investing activities	12,399	(21,773)	(11,158)

Financing activities
Proceeds from notes payable and other borrowings	66,361	28,936	62,183
Repayment of notes payable and other borrowings	(59,607)	(14,440)	(79,669)
Capitalized loan costs relating to financing arrangement	(1,893)	(55)	(154)
Proceeds from exercise of common stock warrants	–	–	2
Proceeds from sale of preferred stock	–	–	4,588
Payment of preferred dividend	–	–	(250)
Purchase of treasury stock	(128)	–	–
Repayment of capital lease obligations	(765)	(997)	(892)

Net cash provided by (used in) financing activities	3,968	13,444	(14,192)

Net increase (decrease) in cash	536	524	(660)
Cash, beginning of year	352	888	1,412

Cash, end of year	$888	$1,412	$752

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.

Consolidated Statements of Cash Flows (continued)

Reconciliation of Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
(In Thousands)

	Years ended December 31
	2000	2001	2002
Net income (loss)	$(23,730)	$(10,865)	$13,789
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,154	2,481	2,452
Amortization of loan costs	1,145	1,457	661
Amortization of debt discount	94	146	112
(Gain) loss on sales of property and equipment	227	(11)	–
Deferred income tax expense (benefit)	(6,839)	1,149	(6,234)
Increase (decrease) in income on retained interest	(3,394)	10,816	414
Increase in income on receivable portfolios	–	450	–
Amortization of servicing liability	(1,430)	–	–
Write-off of basis of settled portfolios	427	–	–
Provision for portfolio losses	20,886	–	1,049
Changes in operating assets and liabilities
(Increase) decrease in service fee receivable	379	–	–
(Increase) decrease in restricted cash	471	(585)	(52)
(Increase) decrease in other assets	24	(1,593)	(783)
Note payable issued in lieu of interest payment	613	1,308	–
Settlement of amount payable under receivable
purchase contract	(2,323)	–	–
Increase (decrease) in accounts payable and
accrued liabilities	(4,535)	4,100	13,282

Net cash provided by (used in) operating activities	$(15,831)	$8,853	$24,690

Supplemental schedules of non-cash investing activities:
Property and equipment acquired under capital leases	$1,737	$–	$–

Supplemental schedules of non-cash financing activities:
Issuance of common stock warrants in connection with
debt agreements	$1,634	$153	$125

Recordation of equity in connection with debt forgiveness	$–	$–	$4,665

Issuance of common stock in connection with the
Acquisition of certain assets of West Capital
Fair value of assets acquired	$2,419	$–	$–
Fair value of liabilities assumed	(1,744)	–	–

Common stock issued	$675	$–	$–

See accompanying notes to consolidated financial statements.

Index

1. Significant Accounting Policies

Ownership and Description of Business
Encore Capital Group, Inc. (“Encore” or the “Company”), previously known as MCM Capital Group, Inc., is a financial services company specializing in the purchase, collection, restructuring, resale and securitization of receivable portfolios acquired at deep discounts. The Company is a Delaware holding company whose principal assets are its investments in its wholly-owned subsidiaries, Midland Credit Management, Inc. (“Midland Credit”), Midland Funding 98-A Corporation, Midland Receivables 99-1 Corporation, Midland Acquisition Corporation, and MRC Receivables Corporation (“MRC”) (collectively referred to herein as the “Company”). Encore also has a wholly-owned subsidiary, Midland Receivables 98-1 Corporation, which is not consolidated (Note 5). The receivable portfolios consist primarily of charged-off domestic consumer credit card receivables purchased from national financial institutions, major retail credit corporations, and resellers of such portfolios. Acquisitions of receivable portfolios are financed by operations and by borrowings from third parties (Note 7).

Liquidity
The Company incurred net losses totaling $23.7 and $10.9 million for the years ended December 31, 2000 and 2001, respectively. The Company also had a stockholders’ deficit totaling $2.4 million at December 31, 2001. For the twelve months ended December 31, 2002, the Company realized net income of $13.8 million, which included the restoration of a net deferred tax asset in the amount of $6.8 million (Note 8), and, after taking into consideration the forgiveness of certain debt and the issuance of new equity occurring during the first quarter, stockholders’ equity increased to $19.5 million at December 31, 2002. The Company complied with all debt covenants with the exception of the maximum debt balance covenants relating to its Warehouse Facility and Securitization 99-1 financings (see Note 5). The Company experienced positive cash flows from operations during 2001 and 2002, and achieved positive net income during all four quarters of 2002. The Company believes that there is sufficient liquidity, given its expectation of positive cash flows from operations, the transactions that occurred in February of 2002 (see Note 2), the availability under the Revolving Line of Credit (see Note 7) and Secured Financing Facility (see Note 7), to fund operations for at least the next 12 months. However, there can be no assurances that the Company will successfully sustain profitable operations, continue to generate positive cash flow from operations, and satisfy its covenants relating to debt financings.

Restricted Cash
Restricted cash represents cash reserve accounts pledged to the Warehouse Securitization and Securitization 99-1, and undistributed collections held on behalf of trustees and principals (see Notes 5 and 14).

Investment in Receivable Portfolios
The Company accounts for its investment in receivable portfolios on the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans”. Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivable portfolios are recorded at cost at the time of acquisition.

The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of income from receivable portfolios, for collections applied to principal of receivable portfolios and for provision for loss or impairment. Income from receivable portfolios is accrued based on the effective interest rate determined for each pool applied to each pool’s original cost basis, adjusted for accrued income and principal paydowns. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

The Company monitors impairment of receivable portfolios based on total projected future cash flows of each portfolio compared to each portfolio’s carrying value. The receivable portfolios are evaluated for impairment periodically by management based on current market and cash flow assumptions. Provisions for losses are charged to earnings when it is determined that the investment in a receivable portfolio is greater than the estimate of total probable future collections. Additionally, if the amount and timing of future collections are not reasonably estimable, the Company accounts for those portfolios on the cost recovery method. The Company recorded impairment charges of approximately $20.9 million and $1.0 million against the carrying value of the portfolios in 2000 and 2002, respectively (see Note 4). No provision for losses was recorded during the year ended December 31, 2001.

Securitization Accounting
In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” that replaces, in its entirety, SFAS No. 125. The accounting treatment prescribed by this pronouncement was effective for fiscal years ending after December 15, 2000 for disclosure purposes. The adoption of this pronouncement did not have a significant impact on the Company’s consolidated financial statements.

Retained Interest in Securitized Receivables
In 2000, the Company’s investment in retained interest in securitized receivables was treated as a debt security similar to an available-for-sale security and was carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with SFAS No. 125. This original cost basis was adjusted to fair value, which was based on the discounted anticipated future cash flows on a “cash out” basis, with such adjustment (net of related deferred income taxes) recorded as a component of other comprehensive income. The cash out method was used to project cash collections to be received only after all amounts owed to investors had been remitted.

Income on the retained interest was accrued based on the effective interest rate applied to its original cost basis, adjusted for accrued interest and principal paydowns. The effective interest rate was the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for the underlying pool of securitized receivables.

In January 2001, the Emerging Issues Task Force reached a consensus on EITF 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” EITF 99-20 requires companies to account for all changes in forecasted revenues for retained beneficial interests prospectively through a change in the effective interest rate. The Company adopted EITF 99-20 on its effective date, April 1, 2001. Pursuant to EITF 99-20, the retained interest is carried at cost, increased by interest accretion based on estimated future cash receipts and decreased by actual cash collections. The retained interest is estimated to yield a monthly return based on estimated net cash flows derived from historical cash flows. The unrealized gain reflected as a component of stockholders’ equity net of tax is recognized in income utilizing the effective interest method (See Note 5).

The Company monitors impairment of the retained interest based on discounted anticipated future cash flows of the underlying receivables compared to the original cost basis of the retained interest, adjusted for unpaid accrued interest and principal paydowns. The discount rate is based on a rate of return, adjusted for specific risk factors, that would be expected by an unrelated investor in a similar stream of cash flows. The retained interest is evaluated for impairment by management quarterly based on current market and cash flow assumptions applied to the underlying receivables. Provisions for losses are charged to earnings when it is determined that the retained interest’s original cost basis, adjusted for unpaid accrued interest and principal paydowns, is greater than the present value of expected future cash flows. No provision for impairments on the retained interest were recorded in 2000, 2001 or 2002.

The retained interest is held by Midland Credit and the related receivable portfolios are held by a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, Midland Receivables 98-1 Corporation. As a result, the value of the retained interest, and its associated cash flows, would not be available to satisfy claims of general creditors of the Company.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line or an accelerated method over the estimated useful lives of the assets as follows:

Leasehold improvements	Lesser of lease term or useful life

Furniture and fixtures	5 to 7 years
Computer hardware and software	3 to 5 years
Vehicles	5 years

Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets.

Long-Lived Assets
The Company reviews the carrying amount of its long-lived assets and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes
The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities (see Note 8).

Stock-Based Compensation
The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, Accounting and Disclosure for Stock-Based Compensation. In accordance with APB 25, compensation cost relating to stock options granted by the Company is measured as the excess, if any, of the market price of the Company’s stock at the date of grant over the exercise price of the stock options (see Note 12).

Fair Values of Financial Instruments
The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments:

Investment in receivable portfolios: The fair value is estimated based on recent acquisitions of similar receivable portfolios or discounted expected future cash flows in those cases where the amounts and timing of projected future cash flows are determined to be reasonably estimable. The discount rate is based on a rate of return, adjusted for specific risk factors, that would be expected by an unrelated investor in a similar stream of cash flows. The fair value of the Company’s investments in receivable portfolios is estimated to be $49.4 million and $79.6 million versus a carrying value of $47.0 million and $64.2 million at December 31, 2001 and 2002, respectively.

Retained interest in securitized receivables: Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific risk factors. The fair value of the Company’s investment in retained interest in securitized receivables is estimated to be $19.0 million and $9.4 million versus a carrying value of $17.9 million and $8.3 million at December 31, 2001 and 2002, respectively.

Notes payable and other borrowings: The carrying amount reported in the consolidated statements of financial condition approximates fair value for notes payable that are of a short-term nature. For other borrowings, fair value is estimated by discounting anticipated future cash flows using market rates of debt instruments with similar terms and remaining maturities. The carrying amount of other borrowings approximates fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Significant estimates have been made by management with respect to the timing and amount of collection of future cash flows from receivable portfolios owned and those underlying the Company’s retained interest. Significant estimates have also been made with respect to the Company’s contingent interest obligation (see Note 7) and the realizability of the Company’s net deferred tax assets (see Note 8). Actual results are likely to materially differ from these estimates, making it reasonably possible that a material change in these estimates could occur within one year.

Concentrations of Risk
Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash. The Company places its cash with high quality financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Earnings and Loss Per Share
Earnings and Loss per share are calculated pursuant to Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” For the years ended December 31, 2000 and 2001, basic and diluted loss per share include no dilution and are computed by dividing loss available to common shareholders by the weighted average number of shares outstanding during the period. Potential common shares excluded from the computation of loss per share totaled 2,450,000 and 2,441,000 for years ended December 31, 2000 and 2001. For the year ended December 31, 2002, diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the year. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants and conversion of outstanding preferred stock.

Reclassifications
Certain prior years amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements
In March 2000, the FASB issued Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation.” The adoption of FIN 44 did not have a material impact on the consolidated results of operations or financial position of the Company.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS No. 141 is effective for business combinations completed after June 30, 2001. The Company’s adoption of SFAS No. 141 did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Intangible Assets,” which revised the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company’s adoption of SFAS No. 142 did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and reconciliation of changes in the components of those obligations. The statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company’s consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Impairment or Disposal of Long-Lived Assets,” which addresses accounting and financial reporting for the impairment or disposal of long-lived assets. This standard was effective for the Company’s consolidated financial statements beginning January 1, 2002. The implementation of SFAS No. 144 did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinded three previously issued statements and amended SFAS No. 13, “Accounting for Leases.” The statement provides reporting standards for debt extinguishments and provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions. The statement is effective for certain lease transactions occurring after May 15, 2002 and all other provisions of the statement shall be effective for financial statements issued on or after May 15, 2002. The implementation of SFAS No. 145 did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which updates accounting and reporting standards for personnel and operational restructurings. The Company will be required to adopt SFAS No. 146 for exit, disposal or other restructuring activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The adoption of FIN 45 did not have a material impact on the consolidated finacial statements of the Company.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment to SFAS No. 123.”SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. The Company currently does not intend to adopt SFAS No. 123 and accordingly does not expect the implementation of SFAS No. 148 to have a material effect on the Company's consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” The adoption of FIN 46 did not have a material impact on the consolidated financial statements of the Company.

2.   Sale of Preferred Stock and Debt Forgiveness

On February 22, 2002, certain existing stockholders and their affiliates (the “Purchasers”) made an additional $5.0 million investment in Encore Capital Group, Inc. Immediately prior to such investment, the Purchasers beneficially owned in excess of 50% of the Company’s common stock on a collective basis. In a related transaction, one of the Company’s principal lenders, ING Capital LLC (“ING”), forgave $5.3 million of outstanding debt and reduced its warrant position by 200,000 warrants. The debt forgiveness was recorded net of the debt discount related to the warrants cancelled and deferred loan costs totaling $0.7 million in the aggregate. The effect of the debt forgiveness was recorded by the Company as a capital contribution since it was facilitated by various equity holders of the Company through their relationship with the lender resulting from prior investment banking and financial advisory services rendered to such equity holders by the lender and its affiliates. These two transactions increased the Company’s net worth by $9.3 million.

The Purchasers received 1,000,000 shares of the Company’s Series A Senior Cumulative Participating Convertible Preferred Stock (the “Series A Preferred Stock”) at a price of $5.00 per share for $5.0 million in cash less $0.4 million of costs associated with the issuance. Each share of Series A Preferred Stock is convertible at the option of the holder, at any time, into 10 shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A Preferred Stock has a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends are payable in cash and/or additional Series A Preferred Stock, at the Company’s option, at the rate of 10.0% per annum. Thereafter, dividends will be payable only in cash, at a rate of 10.0% per annum. The dividend payable on August 15, 2002 and February 15, 2003 were paid in cash. The dividend rate increases to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined) or the sale of all or substantially all of the assets of the Company. In the event dividends are not declared or paid, the dividends will accumulate on a compounded basis. The Series A Preferred Stock has a liquidation preference equal to the sum of the stated value of the Series A Preferred Stock ($5.0 million in the aggregate) plus all accrued and unpaid dividends thereon and a participation payment equal to shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A Preferred Stock if their shares had been converted into shares of the Company’s common stock immediately prior to the liquidation event.

The Series A Preferred Stock ranks senior to the common stock and any other junior securities with respect to the payment of dividends and liquidating distributions. The Company is prohibited from issuing any capital stock that ranks senior to the Series A Preferred Stock without the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock.

Upon the occurrence of a qualified public offering, a change in control, or a sale of the Company, the Company may, by decision of the then independent members of the Board of Directors, redeem the outstanding Series A Preferred Stock in whole, but not in part, at an aggregate redemption price equal to the $5.0 million liquidation preference, plus dividends, as described above, plus the participation payment.

The holders of the Series A Preferred Stock are entitled to vote on an as converted basis with the holders of the common stock as a single class and have the right to vote as a class on certain specified matters. In the event that the Company fails to pay dividends for either two consecutive semi-annual periods or any four semi-annual periods, the Purchasers are entitled to designate two directors to serve on the Company’s Board of Directors for as long as at least 10% of the shares of the Series A Preferred Stock remain outstanding. The holders of the Series A Preferred Stock also have been granted registration rights in respect of the common stock underlying the Series A Preferred Stock.

The investment by the Purchasers was approved by the Company’s board of directors, following the recommendation of a special committee consisting of the Company’s independent director formed specifically for the purpose of evaluating and considering the transaction. The special committee was advised by an independent financial advisor and by independent legal counsel.

3.   Acquisition of Certain Assets of West Capital Financial Services Corp. & Restructuring Charges

On May 22, 2000, Midland Acquisition Corporation (“MAC”), a Delaware corporation and a wholly-owned subsidiary of the Company, completed the acquisition of certain operating assets and the assumption of certain operating liabilities of WCFSC, Inc., formerly known as West Capital Financial Services Corp. (“West Capital”), a California corporation, pursuant to an Asset Purchase Agreement (the “Purchase Agreement”). West Capital was a majority owned subsidiary of SunAmerica, Inc. The aggregate consideration paid by the Company to West Capital for such net assets acquired was 375,000 shares of Encore common stock valued at approximately $0.6 million as of May 22, 2000 based on a closing price of $1.6875 per share.

The assets acquired include three portfolios of charged-off credit card receivables, all of the fixed assets of West Capital, and certain agreements and licenses used by West Capital in the operation of its business. Various assets that were acquired pursuant to the Purchase Agreement were used as part of West Capital’s business of collecting charged-off credit card receivables, including computer hardware and software, telephone equipment, and other related equipment. MAC licensed the assets to Midland Credit which has continued to use those assets in similar operations. As part of the transaction, all of the previous employees of West Capital were offered and accepted employment by Midland Credit.

In a separate but related transaction, the Company acquired certain charged-off credit card receivables from a trust formed by WCFSC Special Purpose Corporation (“WCFSC SPC”), a California corporation and wholly-owned subsidiary of West Capital, pursuant to a trust receivables purchase agreement, dated May 22, 2000, by and among Encore, West Capital, WCFSC SPC, WCFSC Special Purpose Corporation II, and Norwest Bank Minnesota, National Association, as trustee for WCFSC Consumer Receivables Recovery Trust 1995-1. The consideration for the acquisition consisted of 25,000 shares of Encore’s common stock with a value of approximately $42,000 based on a closing price of $1.6875 per share on May 22, 2000. In December 2000, the Company repurchased the 400,000 shares from SunAmerica for $0.1 million.

On the acquisition date, Midland Credit also became the successor servicer to a pool of charged-off consumer accounts that were owned by West Capital Receivables Corporation I, a California corporation and wholly owned, bankruptcy-remote subsidiary of West Capital. Under the terms of the servicing contract, Midland Credit earns a servicing fee for collections of these receivables (see Note 14).

In conjunction with the West Capital transaction, certain former officers of West Capital replaced certain officers of the Company, which resulted in severance charges of approximately $0.9 million recorded during 2000. Additionally, the Company closed its operations center in Hutchinson, Kansas in June 2000. The closure resulted in additional severance charges of approximately $0.2 million for 93 employees terminated. The Company also recorded a loss of approximately $0.3 million pertaining to the disposition of the Hutchinson facility. The entire reserve was utilized in the third quarter of 2000.

4.   Investment in Receivable Portfolios

In 2000, the Company determined that twenty-two of its receivable portfolios acquired during 1999 and 2000 were impaired and recorded related impairment charges of $20.9 million against the carrying value of those portfolios. Effective July 1, 2001, all portfolios that were previously impaired and that still had carrying values were returned to accrual status. Effective October 1, 2001, one of the portfolios returned to accrual status retroactive to July 1, 2001 and an additional seven portfolios, with carrying values aggregating $1.5 million at December 31, 2001, were changed to the cost recovery method as the Company deemed the pattern of collections to be unpredictable, making it not feasible to reasonably estimate the amount and timing of future collections. Effective June 2002, one portfolio and effective December 2002, another portfolio were changed to the cost recovery method for the same reasons discussed above. For the year ended December 31, 2002, $2.7 million of income was recognized for those portfolios returned to accrual status.

In 2002, the Company determined that three of its receivable portfolios acquired during 1999 and 2000 were impaired and recorded related impairment charges of $1.0 million against the carrying value of these portfolios.

For those portfolios on non-accrual status, when collections exceed the remaining net book value of the related individual portfolios, such excess collections are recorded as income. During the years ended December 31, 2000, 2001 and 2002, approximately $3.7 million, $5.3 million and $4.3 million, respectively, was recognized as income pertaining to collections on portfolios on which the related net book value has been fully recovered.

During 2002, the Company initiated whole portfolio sales. The net gain from this initiative totaled $0.7 million, which is reflected in Income from Receivable Portfolios.

The following table summarizes the changes in the balance of the investment in receivable portfolios during the following periods (in thousands):

	2000	2001	2002
Balance, beginning of year	$57,473	$25,969	$47,001
Purchase of receivable portfolios	4,433	39,030	62,525
Receivable portfolios acquired in the
West Capital transaction	2,000	–	–
Write-off of basis of settled portfolios	(427)	–	–
Provision for portfolio losses	(20,886)	–	(1,049)
Collections applied to receivable
portfolios	(28,375)	(45,305)	(120,352)
Revenue accreted on receivable portfolios	11,751	27,307	76,043

Balance, end of year	$25,969	$47,001	$64,168

The Company currently utilizes various business channels for the collection of charged off credit cards and other receivables. During 2001 and 2002, the Company began purchasing charged off unsecured consumer loans and auto loan deficiencies. The Company purchased $0.4 million and $1.5 million in unsecured consumer loans in 2001 and 2002, respectively. Collections related to the unsecured consumer loans amounted to $0.1 million in 2001 and $2.9 million in 2002. The Company also purchased $0.4 million in auto loan deficiencies in December of 2002.

The following table summarizes the collections by collection channel (in thousands):

	2000	2001	2002
Collection Sites	$61,546	$64,160	$94,997
Legal collections	2,655	16,325	27,620
Sales	1,916	1,768	18,545
Other	–	798	7,646

Total collections for the year	$66,117	$83,051	$148,808

5.   Securitization of Receivable Portfolios

1998 Securitization/Sale
On December 30, 1998, Midland Receivables 98-1 Corporation, a bankruptcy-remote, special-purpose subsidiary of Midland Credit, issued non-recourse notes in the principal amount of $33 million, which had a fixed interest rate of 8.63%. These notes were repaid in full on September 11, 2000. The 1998 Securitization was accounted for as a sale under the provisions of SFAS No. 125 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. Accordingly, the Company recorded a retained interest and a servicing liability, and recognized a gain of approximately $9.3 million in 1998.

In connection with the securitization, the Company received a servicing fee equal to 20% of the gross monthly collections of the securitized credit card receivables through September 11, 2000, the date of repayment of the notes. During 2000, the Company recorded servicing fees of $3.7 million. At the time of the transaction, the benefits of servicing the securitized receivables were not expected to adequately compensate the Company for the servicing arrangement; therefore, the Company recorded a servicing liability of $3.6 million. The Company recorded amortization of $1.4 million related to the servicing liability during 2000. In conjunction with the repayment of the note payable, the servicing liability was fully amortized in September 2000.

As a result of the securitization transaction, the Company recorded a retained interest in securitized receivables. The retained interest was collateralized by the credit card receivables that were securitized, adjusted for amounts owed to the note holders. At the time of the transaction, the Company recorded the retained interest at an allocated basis in the amount of $15.8 million based on its relative fair value, as discussed in Note 1. The allocated basis was then adjusted to its fair market value with the difference resulting in an unrealized gain, net of deferred income taxes, recorded as other comprehensive income within the accompanying consolidated statements of stockholders’ equity. The deferred income taxes associated with the unrealized gain were $0.8 million and $0.2 million as of December 31, 2001 and 2002, respectively.

The retained interest was originally recorded at fair value, with the difference between fair value and cost basis recorded as unrealized gain and included in accumulated other comprehensive income as a component of stockholders’ equity. Pursuant to EITF 99-20, the retained interest is carried at cost, increased by interest accretion based on estimated future cash receipts and decreased by actual cash collections. The retained interest is estimated to yield an annual return of approximately 44% based on estimated net cash flows derived from both historical and projected collections. The income accrued on the retained interest was $11.7 million, $9.8 million and $5.7 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Once each quarter, the Company monitors the retained interest for impairment based on discounted anticipated future cash flows of the underlying receivables compared to the current carrying value (original cost basis adjusted for unpaid accrued interest and principal pay downs) of the retained interest. The discount rate is based on a rate of return, adjusted for specific risk factors that would be expected by an unrelated investor in a similar stream of cash flows. Provisions for losses are charged to earnings when it is determined that the retained interest’s carrying value is greater than the present value of expected future cash flows. No provision for losses was recorded during the years ended December 31, 2000, 2001 and 2002.

The following summarizes the changes in the balance of the investment in retained interest for 2002 (in thousands):

	Amortized	Unrealized	Carrying
	Cost	Gain	Value
Balance at December 31, 2001	$15,929	$1,997	$17,926
Interest accrued	5,707	–	5,707
Payments received	(13,929)	–	(13,929)
Decrease in unrealized gain	–	(1,448)	(1,448)

Balance at December 31, 2002	$7,707	$549	$8,256

The following summarizes the changes in the balance of the investment in retained interest for 2001 (in thousands):

	Amortized	Unrealized	Carrying
	Cost	Gain	Value
Balance at December 31, 2000	$26,748	$4,868	$31,616
Interest accrued	9,806	–	9,806
Refund of Deposit	50	–	50
Payments received	(20,675)	–	(20,675)
Decrease in unrealized gain	–	(2,871)	(2,871)

Balance at December 31, 2001	$15,929	$1,997	$17,926

The following summarizes the changes in the balance of the investment in retained interest for 2000 (in thousands):

	Cash	Amortized	Unrealized	Carrying
	Reserves	Cost	Gain	Value
Balance at December 31, 1999	$660	$22,694	$7,201	$30,555
Interest accrued	–	11,679	–	11,679
Refund of reserve account	(660)	–	–	(660)
Payments received	–	(7,625)	–	(7,625)
Decrease in unrealized gain	–	–	(2,333)	(2,333)

Balance at December 31, 2000	$–	$26,748	$4,868	$31,616

1999 Warehouse and 1999 Securitization Financing
On March 31, 1999, Encore, through Midland Funding 98-A Corporation, a bankruptcy remote, special purpose subsidiary, entered into a $35 million securitized receivables acquisition facility (the “Warehouse Facility”), structured as a term loan with a final payment date of December 15, 2004. As of December 31, 2002, the balance outstanding under this facility amounts to $5.6 million (see Note 7). The facility accrues interest at 1.17% plus the one-week London interbank offered rate (“LIBOR”) totaling 2.67% per annum at December 31, 2002.

On January 18, 2000, Midland Receivables 99-1 Corporation, a bankruptcy remote, special purpose subsidiary of Encore, issued securitized non-recourse notes in the amount of $28.9 million, bearing interest at 10% per annum (“Securitization 99-1”). The outstanding balance under this facility is $6.6 million at December 31, 2002 (see Note 7). The Warehouse facility and Securitization 99-1 are collateralized and cross-collateralized by certain charged-off receivables with an aggregate carrying amount of approximately $13.3 and $5.4 million and cash reserve and collection accounts of $2.2 million and $2.3 million at December 31, 2001 and 2002, respectively, and are insured through a financial guaranty insurance policy. The insurance policy requires the payment of base premium on a monthly basis and an additional premium, which is due at the debt maturity. The deferred premium totaled $1.3 million and $1.8 million at December 31, 2001 and 2002, respectively, which has been reflected in accounts payable and accrued liabilities in the accompanying consolidated statements of financial condition. The Warehouse Facility and Securitization 99-1 have been accounted for as financing transactions.

Effective September 30, 2002, the Company entered into amendments to both the Warehouse facility and Securitization 99-1 agreements. As amended, these agreements provide, among other things, that the Company must (i) maintain on a consolidated basis a minimum net worth of $5.0 million, (ii) be reappointed as servicer by the note insurer every six months subsequent to April 30, 2003, and (iii) adhere to a maximum debt balance covenant which compares the actual note balances to an agreed upon schedule at the end of each six-month interval. If the actual balances were to exceed the agreed upon amounts, this would constitute an event of servicer default and could result in the Company’s removal as servicer. As of December 31, 2002, the Company was not in compliance with the maximum debt balance covenant, and as required under the agreement, lowered its servicing fee from 35% to 30%.

Income related to the Warehouse facility and Securitization 99-1 is being recognized over the estimated lives of the securitized receivables and both the receivables and the corresponding debt remain on the Company’s consolidated balance sheet. The assets pledged, together with their associated cash flows, would not be available to satisfy claims of the Company’s general creditors.

6. Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):
	2001	2002

Furniture, fixtures and equipment	$1,171	$1,192
Computer equipment and software	7,852	8,467
Telephone equipment	1,652	1,704
Leasehold improvements	279	341

	10,954	11,704
Accumulated depreciation and amortization	(5,710)	(8,163)

	$5,244	$3,541

7. Notes Payable and Other Borrowings

The Company is obligated under the following borrowings as of December 31 (in thousands):

	2001	2002
Secured financing facility, at Prime Rate plus 2.85%,
7.10% at December 31, 2002, due various dates through
March 27, 2005	$23,291	$24,984
Notes payable, Securitization 99-1, 10%,
due December 15, 2004 (Note 5)	12,436	6,641
Revolving line of credit at the Prime Rate, 4.25% at
December 31, 2002, due April 15, 2003	14,729	3,933
Warehouse facility, LIBOR plus 1.17%, 2.67% at
December 31, 2002, due December 15, 2004 (Note 5)	8,211	5,623
Senior notes, increasing rates, due January 15, 2007 (Note 2)	10,000	7,250
Payment-in-kind notes, 12%, due July 1, 2005 (Note 2)	1,921	–
	70,588	48,431
Less: Unamortized debt discount	(1,373)	(742)
	$69,215	$47,689

Revolving Line of Credit
The Company entered into the Sixth Amended and Restated Promissory Note effective March 22, 2002 to renew the Company’s revolving line of credit. The $15.0 million revolving line of credit carries interest at the Prime Rate and matures on April 15, 2003. Certain stockholders of Encore, including Triarc Companies, Inc. (“Triarc”), have guaranteed this unsecured revolving line of credit. Triarc has a $15.0 million interest-bearing deposit in a custodial account at the financial institution providing the revolving credit facility. Such deposit under the guarantees of the revolving credit borrowings is subject to set off under certain circumstances if the parties to the guarantees of the revolving credit borrowings and related agreements fail to perform their obligations there under. The lender has agreed in principle to extend the maturity date of the line of credit at a reduced principal amount of $5 million through April 15, 2004. Such reduced line of credit would continue to be guaranteed by the directors, stockholders and affiliates referred to above. In connection with such guarantee, an aggregate fee of up to $75,000 per quarter would be paid to all or some of such parties. At December 31, 2001 and 2002, the Company had available unused lines of credit in the amount of $0.3 million and $11.1 million, respectively.

Senior Notes
In January 2000, the Company obtained additional financing through the issuance of $10.0 million principal amount senior notes to an institutional investor. The notes are unsecured obligations of the Company but are guaranteed by Midland Credit and Triarc. In connection with the issuance of the notes, the Company issued warrants to the note holders and Triarc to acquire up to an aggregate of 528,571 shares of common stock of the Company at an exercise price of $0.01 per share. In addition, the notes require semiannual interest payments on January 15 and July 15; however, during the first two years the notes were outstanding, interest was paid-in-kind through issuance of additional 12% Senior Notes. On February 22, 2002, the institutional investor forgave $5.3 million of outstanding debt, consisting of a $2.8 million reduction in the original note balance, the forgiveness of $1.9 million in Payment-in-Kind Notes, and the forgiveness of $0.6 million in interest accrued through December 31, 2001, and reduced its warrant position by 200,000 warrants (see Note 2). In conjunction with the debt forgiveness, capitalized loan costs totaling $0.1 million and debt discount totaling $0.5 million were written-off. The net gain on debt forgiveness totaling $4.7 million was reflected as an adjustment to stockholders equity. Furthermore, the terms of the Senior Notes and Payment-in-Kind Notes were revised. The Senior Notes now bear interest at 6% per annum until July 15, 2003, and 8% per annum from July 16, 2003 to January 15, 2007, when the entire unpaid amount is due. The Senior Notes require semi-annual interest payments on January 15 and July 15. At the Company’s option, interest due through July 15, 2003 may be repaid with Payment-in-Kind Notes. Such notes would accrue interest at 6% per annum through July 15, 2003 and 8% per annum thereafter and would be due July 1, 2005. The Company elected to make the first two payments in cash.

Secured Financing Facility
On December 20, 2000, MRC Receivables Corporation, a wholly-owned bankruptcy-remote, special-purpose entity, entered into a $75 million secured financing facility (the “Secured Financing Facility”), which expires on December 31, 2004. The Secured Financing Facility generally provides for a 90% advance rate with respect to each qualified receivable portfolio purchased. Interest accrues at the prime rate plus 2.85% per annum and is payable weekly. Once the outstanding balance under this facility exceeds $25 million, the floating rate margin reduces by 1% on the amounts in excess of $25 million. Notes to be issued under the facility are collateralized by the charged-off receivables that are purchased with the proceeds from this financing arrangement. Each note has a maturity date not to exceed 27 months after the borrowing date. Once the notes are repaid and the Company has been repaid its investment, the Company and the lender share remaining cash flows from the receivable portfolios, net of servicing fees. As of December 31, 2002, from the inception of the Secured Financing Facility, the Company purchased portfolios with a face value of $4.2 billion at a price of approximately $100.0 million. During the years ended December 31, 2001 and December 31, 2002, the Company recorded $2.1 million and $13.0 million, respectively, in contingent interest expense relating to the remaining cash flow sharing agreement. The Secured Financing Facility is collateralized by certain charged off receivables with an aggregate carrying amount of $56.8 at December 31, 2002. The assets pledged under this financing facility, together with their associated cash flows, would not be available to satisfy claims of general creditors of the Company.

In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. Of the warrants issued, 155,394 were exercisable immediately, and the remaining warrants become exercisable in three equal tranches triggered at the time the Company has drawn an aggregate of $22.5 million, $45.0 million and $67.5 million against the facility, respectively. The first tranche was triggered during 2001, the second tranche was triggered in the first quarter of 2002, and the final tranche was triggered in the third quarter of 2002, thus warrants representing 310,788, and 621,576 shares of the Company’s common stock were exercisable under this facility at December 31, 2001 and December 31, 2002, respectively. The warrants that became exercisable during 2001 were valued at $0.1 million, as were the warrants issued during 2002, and were recorded as deferred loan costs in other assets, and as a component of stockholders’ equity (deficit).

Stand-by Line of Credit
Effective October 31, 2000, the Company executed an agreement with certain of its affiliates for a $2.0 million stand-by working capital line of credit secured by substantially all of the Company’s assets and those of its subsidiaries. In connection with this agreement, the lenders received 250,000 warrants to acquire the Company’s common stock at $0.01 per share. As of December 31, 2001, when the stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002 (Note 10).

8. Income Taxes

The provision for income taxes on income before extraordinary charge consists of the following for the years ended December 31 (in thousands):

	2000	2001	2002
Current expense (benefit):
Federal	$ (418)	$–	$–
State	–	–	531

	(418)	–	531

Deferred expense
Federal	(5,422)	892	(5,766)
State	(1,417)	257	(468)

	(6,839)	1,149	(6,234)

	$(7,257)	$1,149	$(5,703)

The Company has Federal, Arizona state, and California state net operating loss carryforwards of approximately $14.1 million, $4.9 million and $3.2 million, respectively, as of December 31, 2002. The Company is a loss corporation as defined in Section 382 of the Internal Revenue Code. Therefore, if certain changes in the Company's ownership should occur, there could be a significant annual limitation on the amount of loss carryforwards and future recognized losses that can be utilized and ultimately some amount of loss carryforwards may not be available. The remaining net operating losses for Federal purposes generated in 2000 and 2001 of $4.8 million and $9.2 million, respectively, expire in 2020 and 2021, respectively. The remaining net operating losses for Arizona state income tax purposes generated in 2000 and 2001 of $0.2 million and $4.7 million, respectively, expire in 2010 and 2011, respectively. The remaining net operating losses for California state income tax purposes generated in 2000 and 2001 of $0.7 million and $2.5 million, respectively, expire in 2012 and 2013, respectively. Utilization of such California net operating losses have been suspended by the State of California until 2004.

The components of deferred tax assets and liabilities consist of the following as of December 31 (in thousands):

	2001	2002
Deferred tax assets:
Net operating losses	$9,118	$5,197
Accrued expenses	200	331
Differences in income recognition related to
receivable portfolios and retained interest	3,519	4,080

	12,837	9,608
Less valuation allowance	(10,071)	(184)

	2,766	9,424

Deferred tax liabilities:
Contingent Interest expense	1,041	1,555
Unrealized gain on retained interest in
securitized receivables	782	215
Deferred court costs	454	457
Other	489	384

	2,766	2,611

Net deferred tax asset	$–	$6,813

SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2001, the Company continued to believe that some uncertainty existed with respect to the future utilization of net operating losses and other deferred tax assets; therefore, the Company provided a valuation allowance relating to such items arising in 2001. For the year ended December 31, 2001, the net deferred taxes were zero after the application of the valuation allowance. For the year ended December 31, 2002, the Company determined that the utilization of net operating loses and other deferred tax assets were more likely than not, and therefore removed all but $0.2 million of the valuation allowance. The change in the valuation allowance resulted in the recognition of a current tax benefit in the amount of $6.2 million in the fourth quarter of 2002.

The 1998 securitization transaction qualified as a financing for income tax purposes; therefore, the Company recorded a deferred tax liability pertaining to the unrealized gain on the retained interest in the amount of $3.3 million, as no gain was recorded for income tax purposes. The decrease during 2001 and 2002 in the deferred tax liability of $1.1 million and $0.6 million, respectively, relates to the decrease in the unrealized gain on retained interest in securitized receivables which is recorded as a component of other comprehensive loss in the accompanying consolidated statements of stockholders' equity.

The differences between the total income tax expense and the income tax expense computed using the applicable federal income tax rate of 35% per annum were as follows for the years ended December 31 (in thousands):

	2000	2001	2002
Computed "expected" federal	$(10,845)	$(3,401)	$2,830
income tax expense (benefit)
Increase (decrease) in income
taxes resulting from:
State income taxes, net	(1,612)	–	63
Gain on debt forgiveness	–	–	1,633
Other adjustments, net	68	34	(342)
Increase (decrease) in valuation
allowance	5,132	4,516	(9,887)

	$(7,257)	$1,149	$(5,703)

9. Leases

The Company leases office facilities and equipment in Phoenix, Arizona and in San Diego, California. The leases are structured as operating leases, and the Company incurred related rent expense in the amounts of $1.1 million, $1.3 million and $1.3 million during 2000, 2001 and 2002, respectively.

Commitments for future minimum rentals as of December 31, 2002 are presented below for the years ending December 31: (in thousands):

2003	$786
2004	877
2005	390
2006	390
2007	390
Thereafter	292

$3,125

The Company leases certain property and equipment through capital leases. These long-term leases are noncancelable and expire on varying dates through 2004. At December 31, 2001 and 2002, the cost of assets under capital leases is $3.0 million and $0.9 million, respectively. The related accumulated amortization as of December 31, 2001 and 2002, was $1.2 million and $0.5 million, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Future minimum lease payments under capital lease obligations consist of the following for the years ending December 31, (in thousands):

2003	$282
2004	70

352
Less amount representing interest
at 3.345% per annum	(8)

$344

10. Common Stock Warrants

In connection with the issuance of $10 million of 12% senior notes to an institutional lender in January 2000 (see Note 7), the Company issued warrants to the lender and to Triarc to acquire 428,571 and 100,000 shares, respectively, of common stock of the Company at an exercise price of $0.01 per share. The Company also paid a fee to Triarc in the amount of $0.2 million as consideration of Triarc’s guarantee of this indebtedness. The Company engaged an independent valuation firm to determine the value of the warrants for allocation to the $10.0 million principal amount. The warrants were valued at $3.05 per share and, thus, recorded as a component of stockholders’ equity (deficit) in the amount of $1.6 million with the same amount recorded as debt discount relating to the $10.0 million note payable. The $1.6 million debt discount is being amortized as interest expense over the five-year exercise period of the warrants, resulting in a remaining debt discount balance of $0.7 million at December 31, 2002. The agreements pursuant to which the warrants were issued contain anti-dilution provisions which, as of December 31, 2002, have resulted in the issuance of additional warrants to purchase shares of the Company’s common stock to the lender and Triarc totaling 5,241 and 1,275, respectively, at the $0.01 per share. The anti-dilution warrants were valued at $3,000 and recorded as a component of stockholders’ equity (deficit) and as debt discount relating to the $10.0 million note payable. During 2002, the institutional lender forgave warrants to purchase 200,000 shares of the Company’s common stock (see Note 2 and 7).

In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. Of the warrants issued, 155,394 were exercisable immediately, and the remaining warrants become exercisable in three equal tranches triggered at the time the Company has drawn an aggregate of $22.5 million, $45.0 million and $67.5 million against the facility, respectively. The first tranche was triggered in the third quarter of 2001, the second tranche was triggered in the first quarter of 2002, and the final tranche was triggered in the third quarter of 2002. Thus warrants representing 310,788, and 621,576 shares of the Company’s common stock were exercisable under this facility at December 31, 2001 and December 31, 2002, respectively. The warrants that became exercisable during 2001 were valued at $0.1 million, as were the warrants issued during 2002, and were recorded as deferred loan costs in other assets, and as a component of stockholders’ equity (deficit).

Effective October 31, 2000, the Company executed an agreement with certain of its affiliates for a $2.0 million stand-by working capital line of credit secured by substantially all of the Company’s assets and those of its subsidiaries. In connection with this agreement, the lenders received 250,000 warrants to acquire the Company’s common stock at $0.01 per share. As of December 31, 2001, when the stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002.

11. Employee Benefit Plan

The Company maintains a 401(k) Salary Deferral Plan (the “Plan”) whereby eligible employees may voluntarily contribute up to a maximum percentage of compensation, subject to Internal Revenue Code limitations. Company management may match a percentage of employee contributions at its discretion. Employer matching contributions and administrative costs relating to the Plan totaled $0.1 million, $0.2 million and $0.4 million for 2000, 2001 and 2002, respectively.

Effective March 1, 2002, the Company adopted a non-qualified deferred compensation plan for its senior management. This plan permits deferral of a portion of compensation until a specified period of time. As of December 31, 2002, both the current vested liability and the plan assets were $0.5 million and are included in the Company’s balance sheet in accrued liabilities and other assets, respectively. The use of plan assets is legally restricted to distributions to participants or creditors in the event of bankruptcy.

12. Stock-Based Compensation

The 1999 Equity Participation Plan (“1999 Plan”), as amended, permits the grant of stock or options to employees, directors and consultants. A total of 2,600,000 shares were approved by the stockholders for issuance under the 1999 Plan. Options may be granted at prices which exceed 85% of the fair market value on the date of the grant, and expire over a term not to exceed ten years. Options generally vest ratably over a three-year period, unless otherwise determined by the Board of Directors.

During 2000 and 2001, the Company granted stock options to purchase 985,000 shares of its common stock to certain employees. These options become exercisable over the next five years in varying amounts depending on the terms of the individual option agreements and have a term of 10 years. Since the exercise price of the stock options was equal to the estimated market value of the underlying common stock at the date of grant, no compensation expense was recognized.

In January 2002, the Company’s board of directors approved issuance of stock options for key personnel to purchase a total of 161,000 shares of the Company’s common stock at an exercise price of thirty-five cents per share. The options vest over three years with the first vesting date in January 2003. As the exercise price equaled the estimated market value of the underlying common stock as the date of grant, no compensation expense is recognized.

In July 2002, the Company’s board of directors approved issuance of a stock option to an officer to purchase 50,000 shares of the Company’s common stock at an exercise price of fifty-two cents per share. The option vests over three years with the first vesting date in June 2003. Also, during 2002, 50,000 stock options previously issued to an officer expired upon their separatation from the Company.

In September 2002, the Company’s board of directors approved issuance of stock options for certain executive officers of the Company to purchase a total of 624,999 shares of the Company’s common stock at an exercise price of fifty-one cents per share. The options vest upon the earlier of (i) an acquisition at a price in excess of $5.00 per share by any party of 60% or more of the Company’s common and preferred stock (on an as converted and fully diluted basis) other than by the Company’s current major institutional investors or any affiliate thereof, (ii) the completion of one or more secondary public offerings at a price in excess of $5.00 per share by all Encore shareholders owning more than 10% of the Company’s common and preferred stock (on an as converted basis and fully diluted basis) as of October 24, 2002, of more than one half of each of their then current equity ownership interest (on an as converted and fully diluted basis) as of the effective date of the registration statement, (iii) five years from the date of grant, or (iv) such other events determined by the Board of Directors.

In January 2003, the Company’s board of directors approved issuance of stock options for key personnel to purchase a total of 278,500 shares of the Company’s common stock at an exercise price of $1.30 per share. The options vest ratably over three years commencing with January 2004.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for these stock options under the fair-value method of SFAS No. 123. The fair value for options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002
Risk free interest rate	6%	4.5%	2.7%
Dividend yield	0%	0%	0%
Volatility factors of the
expected market price of the
Company's common stock	64%	140%	113%
Weighted-average expected life of
options	10 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

	2000	2001	2002
Net Income (loss), as reported	$(23,730)	$(10,865)	$13,789
Plus: Stock-based employee
compensation expense included in
reported net income	–	–	–
Less: Total stock-based employee
compensation expense determined
under fair value based method	(392)	(45)	(323)

Pro forma net income (loss)	$(24,122)	$(10,910)	$13,466

Earnings (loss) per share:
Basic - as reported	$(3.20)	$(1.52)	$1.82

Basic - pro forma	$(3.25)	$(1.52)	$1.77

Diluted - as reported	$(3.20)	$(1.52)	$0.84

Diluted - pro forma	$(3.25)	$(1.52)	$0.82

A summary of the Company's stock option activity and related information is as follows:

				Weighted-
			Weighted-	Average
			Average	Fair Value
	Number of	Option Price	Exercise	of Options
	Shares	Per Share	Price	Granted
Outstanding at December 31, 1999	273,823	$3.04-$10.00	$6.00
Granted	1,250,000	1.00	1.00	$0.30
Expired	(273,823)	6.00	6.00

Outstanding at December 31, 2000	1,250,000	1.00	1.00
Granted	135,000	1.00	1.00	$0.43
Cancelled	(350,000)	1.00	1.00

Outstanding at December 31, 2001	1,035,000	1.00	1.00
Granted	835,999	0.35-0.52	0.48	$0.39
Cancelled	(50,000)	1.00	1.00

Outstanding at December 31, 2002	1,820,999	$0.35-$1.00	$0.76

The following table summarizes outstanding and exercisable options at December 31, 2002:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		Average	Average		Average
	Number	Exercise	Remaining	Number	Exercise
Exercise Prices	Outstanding	Price	Life	Outstanding	Price

$0.35 - $0.52	835,999	$0.48	9.4 years	–	–
$1.00	985,000	$1.00	7.1 years	467,500	$1.00

$0.35 - $1.00	1,820,999	$0.76	8.2 years	467,500	$1.00

13. Earnings (Loss) Per Share

Basic earnings per share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share are computed similar to basic earnings (loss) per share while giving effect to all potential dilutive common stock equivalents that were outstanding during the period.

The following is a reconciliation from basic earnings (loss) per share to diluted earnings per share for the years ended December 31, 2000, 2001 and 2002 (in thousands, except for earnings per share):

	2000	2001	2002
Net income (loss)	$(23,730)	$(10,865)	$13,789
Preferred dividends	–	–	(440)

Net income (loss) available to common stockholders	$(23,730)	$(10,865)	$13,349

Weighted average shares outstanding
	$7,421	$7,161	$7,339
Incremental shares from assumed conversion of
warrants, options, and preferred stock	–	–	9,120

Adjusted weighted average shares outstanding	$7,421	$7,161	$16,459

Earnings (loss) per share - Basic	$(3.20)	$(1.52)	$1.82

Earnings (loss) per share - Diluted	$(3.20)	$(1.52)	$.84

In 2000 and 2001, due to antidilutive effect arising from the loss from continuing operations all common stock equivalents were excluded from the computation. In 2002, 985,000 stock options and 621,576 stock warrants were excluded from the computation of diluted earning per share because of their anti-dilutive effect.

14. Commitments and Contingencies

Litigation
The Fair Debt Collection Practices Act (“FDCPA”) and comparable state statutes may result in class action lawsuits, which can be material to the Company’s business due to the remedies available under these statutes, including punitive damages.

In February 2001, in the Superior Court of the State of Arizona, County of Maricopa, our subsidiary Midland Credit Management, Inc. and two of its wholly owned subsidiaries, Midland Funding 98-A Corporation and Midland Receivables 99-1 Corporation, filed a lawsuit against MBNA America Bank, NA (“MBNA”). The Company has alleged, among other things, fraud, fraudulent inducement, breach of contract and negligent misrepresentation arising out of the acquisition of charged-off receivables purchased from MBNA between September 1999 and February 2000. See discussion regarding settlement at Note 16.

On May 28, 2002, a complaint was filed by plaintiff Lana Waldon in the United States District Court for the Northern District of Texas against the Company’s wholly-owned subsidiary Midland Credit Management, Inc. and an unaffiliated financial institution, in which the plaintiff purports to assert a claim for alleged violation of the Fair Debt Collection Practices Act, the Texas Debt Collection Act and the Texas Deceptive Trade Practices Act on behalf of a class of Texas residents allegedly similarly situated. Generally, the complaint alleges that mailings related to a credit card balance transfer program are deceptive and misleading. The complaint seeks actual, statutory and treble damages in an amount to be determined, together with pre-judgment and post-judgment interest, attorneys’ fees, and preliminary and permanent injunctions enjoining defendants from making offers or distributing materials substantially similar to the mailings that are the subject of the complaint, plus certain other relief. The defendants have filed motions to dismiss but no hearing on the motions has been scheduled. No motion for class certification has yet been filed. It is expected that the plaintiff will seek to expand the putative class to a nationwide class with respect to the non-local claims asserted, if the current complaint survives dismissal.

There are a number of additional lawsuits or claims pending or threatened against the Company. In general, these lawsuits or claims have arisen in the ordinary course of business and involve claims for actual damages arising from alleged misconduct of the Company’s employees or alleged improper reporting of credit information by the Company. Although litigation is inherently uncertain, based on past experience, the information currently available, and the possible availability of insurance and/or indemnification from originating institutions in some cases, management of the Company does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, management is not currently in a position to determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company’s financial position or results of operations in any future reporting period.

The Company does not believe that contingencies for ordinary routine claims, litigation and administrative proceedings and investigations incidental to its business will have a material adverse effect on its consolidated financial position or results of operations.

Sales of Purchased Receivables
The Company sells certain purchased receivables, including those which it deems are otherwise uncollectable as a result of the debtors’ bankrupt status and other types of receivables. The sales agreement provides the purchaser a right to put-back any purchased receivable that does not meet certain criteria, as defined. The Company has not provided a reserve for put-backs as of December 31, 2002 in its consolidated financial statements as management believes, based on historical experience, that such an obligation is de minimis.

Third Party Service Agreement
The Company services a pool of charged-off consumer accounts on behalf of an unrelated third party. The agreement is cancelable upon written notice. The Company receives a service fee, as defined, for its collections that totaled $4.3 million, $5.5 million and $3.7 million for the years ended December 31, 2000, 2001 and 2002, respectively. The service fee recognized during the year ended December 31, 2001 includes a non-recurring fee totaling $0.8 million which relates to the Company’s assistance with the sale of a component of the pool it services. In December of 2002, the Company decided to return all exhausted receivables to the owner. As a result of this decision, the Company anticipates a decreasing stream of service fee income related to these receivables.

Employment Agreements
In March 2002, the Company entered into two employment agreements with executive officers. Such agreements generally provided for one-year terms and base compensation aggregating $0.6 million per annum, plus incentive compensation, as defined. The agreements provide for severance payments over periods between one year and one and a half years upon termination without cause, as defined. During the second quarter of 2002, the Company reached agreement on severance matters with a former officer. In connection therewith, the Company paid $0.5 million for release of all claims and liability.

15. Quarterly Information (Unaudited) (in thousand, except per share amounts)

	Three Months Ended
	March 31	June 30	September 30	December 31
2001
Revenues	$8,677	$10,441	$13,569	$15,158
Total operating expenses	$10,321	$11,578	$11,376	$13,549
Net loss	($ 3,743)	($ 3,880)	($ 1,045)	($ 2,197)
Basic loss per share	($ 0.52)	($ 0.54)	($ 0.15)	($ 0.31)
Diluted loss per share	($ 0.52)	($ 0.54)	($ 0.15)	($ 0.31)
2002
Revenues	$18,196	$20,129	$24,406	$27,649
Total operating expenses	$13,813	$15,369	$16,502	$18,231
Net income	$233	$692	$2,521	$10,343
Basic earnings per share	$0.02	$0.08	$0.32	$1.38
Diluted earnings per share	$0.02	$0.04	$0.14	$0.57

16. Subsequent Event

On March 21, 2003, Midland Credit, a subsidiary of Encore, and two of Midland Credit's wholly owned subsidiaries, Midland Funding 98-A Corporation and Midland Receivables 99-1 Corporation, entered into a settlement agreement with MBNA in connection with a lawsuit filed against MBNA in the Superior Court of the State of Arizona, County of Maricopa, in February 2001 (see Note 14). Pursuant to the terms of the settlement, MBNA is to pay Midland Credit $11.1 million on or before April 4, 2003 in full and complete satisfaction of the Company's claims. The net proceeds which are currently estimated to be approximately $7.9 million, which is net of litigation expenses and attorneys fees, will be used to repay holders of the Warehouse Facility and Securitization 99-1 (see Notes 5 and 7). To date, the Company has not received payment. Upon receipt of the settlement, the Company will record a net gain, which will be comprised of the net proceeds as reduced by the remaining carrying value of the related receivable portfolios at that date.